

Mail Stop 3030

November 1, 2016

<u>Via E-mail</u>
Morris S. Young
Chief Executive Officer
AXT, Inc.
4281 Technology Drive
Fremont, California 94538

      Re: **AXT, Inc.**
              Registration Statement on Form S-3
              Filed October 24, 2016
              File No. 333-214211

Dear Mr. Young:

This is to advise you that we have not reviewed and will not review your registration statement.

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tom Jones at (202) 551-3602 with any questions.

Sincerely,

/s/ Tom Jones for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Donna M. Petkanics, Esq.